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                                    Exhibit 9


                                                    February 28, 1992


Mr. Jerry A. Cooper
2349 Belvoir Boulevard
Beachwood, Ohio 44122

Dear Jerry:

As Chairman of the Board of Directors of Defiance, Inc. (Defiance), I am pleased to offer you a position with Defiance as Executive Vice President and Chief Operating Officer. It is Defiance's intent that you will serve in this capacity for a brief transitional period after which you will assume the position of President and Chief Executive Officer.

Based upon the fulfillment of your existing contractual commitment, it is Defiance's understanding that you will join the Company at the earliest possible date, but not later than June 1, 1992. You will, however, be considered an officer of Defiance commencing upon the date of your acceptance of this offer.

Commencing upon your employment, your base salary will be at the rate of $200,000 per annum, payable monthly. Your base salary will be reviewed upon your appointment as President and Chief Executive Officer and annually thereafter. However, in no event will your base salary be reduced below the annual rate of $200,000.

Upon your acceptance of this offer, you will be granted 300,000 stock options under Defiance, Inc.'s 1989 Stock Option Plan (the Plan). These options will consist of a combination of Non-qualified Stock Options and Incentive Stock Options. The latter will be utilized to the maximum extent statutorily permissible.

You will become vested in the options, based upon the following schedule:

                  # OF OPTIONS              TIMING OF VESTING
                  - - - - - -               - - - - - - - - -
                  100,000                   At time of grant
                  100,000                   1 year after grant date
                  100,000                   2 years after grant date

Vesting will, however, be accelerated upon your death or becoming disabled, as described in Section 6 of the Plan. In addition, vesting will be accelerated upon a change in control as defined herein, or upon your termination by Defiance for other than "cause", as defined herein.


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Mr. Jerry A. Cooper
Page Two


As one of your initial projects, it will be your responsibility to develop a formalized Executive Compensation and Benefits Program (Program) for submission to Defiance's Board Compensation Committee for their review and approval. This Program will include an annual incentive/bonus plan, deferred compensation arrangement, supplemental life and disability benefits and ongoing stock option grant guidelines. You will be a participant in the Program, which Defiance intends to implement as of the fiscal year commencing July 1, 1992.

In addition to your participation in the compensation arrangements summarized in this letter, as well as the benefits outlined in Defiance's employee handbook, you will be provided with severance benefits. The following summarizes the severance benefits, if any, which you would receive under various forms of termination:

FORM OF TERMINATION                SEVERANCE BENEFIT
- - - - - - - - - -                - - - - - - - - -
For Cause                          All compensation and benefit payments, except
                                   any to which you have a vested right, will cease as of the date of termination.

Voluntary Resignation              Upon the conclusion of the required 90 day
                                   notice period, all compensation and benefit payments will cease, except those in which you have a vested right. If the voluntary resignation is the result of Defiance's failure to promote you to the position of President and Chief Executive Officer within six months from your employment date, then you will be entitled to the severance benefits outlined under "Termination by
                                   Defiance for other than cause or COC".

Termination Due to a               Your base salary, bonus and benefits will be
Change of Control (COC)            continued for a period of three years from
                                   such termination. In addition, your medical benefits will be continued until your attainment of age 60.

Termination by Defiance            During the required 90 day notice period,
for Other Than Cause               and for 12 months thereafter, you will
or COC                             continue to receive your base salary,
                                   benefits, pro rata bonus and accrued vacation days.
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Mr. Jerry A. Cooper
Page Three


"Termination for cause" shall be defined as "gross misconduct or the commission of illegalities other than misdemeanors, such as minor traffic violations".

A "change of control" shall be deemed to have taken place if as the result of a tender offer, exchange offer, merger, consolidation, sale of assets or contested election or any combination of the foregoing transactions, the persons who were directors as of the date of this letter shall cease to constitute a majority of the Board of Directors of the Company or any parent of or successor to the Company. Termination due to a change in control would occur if your employment is terminated, your responsibilities are materially reduced or you are required to relocate within two years after a COC.

Jerry, as we have discussed, the other members of Defiance's Board of Directors and I are excited about the prospects of your Joining the Company. We are confident you will do an excellent Job of increasing the shareholder's value. In this regard, we believe we have structured a compensation package which will reward you for such success.

                                   Sincerely,

                                   /s/ Thomas H. Roulston
                                   Thomas H. Roulston
                                   Chairman of the Board
                                   Defiance, Inc.

THR/tap

ACCEPTED:         /s/ Jerry A. Cooper
                  JERRY A. COOPER

DATE:    March 2, 1992


IN ORDER TO DOCUMENT YOUR ACCEPTANCE OF OUR OFFER OF EMPLOYMENT, PLEASE SIGN AND RETURN THE ENCLOSED "ACCEPTANCE COPY" OF THIS LETTER.

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July 2, 1996

Mr. Jerry A. Cooper
2349 Belvoir Boulevard
Beachwood, Ohio 44122

Dear Jerry:

     This letter responds to recent inquiries regarding the Compensation Committee's discretion with respect to whether retirement under Section 5.1 of the Defiance, Inc. Limited Supplemental Executive Retirement Plan (the "Plan") has occurred and is intended to clarify the criteria required by the Committee. This letter also addresses your current severance package and the discussions we have had related thereto.

     It is the policy of the Compensation Committee to deem the CEO to be retired if, upon termination without cause, the executive has attained age fifty-five (55), completed five (5) years of service, and entered into an agreement not to compete with the Company. The non-competition agreement must be for a period of at least one (1) year. Furthermore, an executive who is considered to have retired under this criteria is encouraged to enter into a post-termination consulting agreement with the Company.

     You have expressed a concern that your current severance package may have unfavorable tax consequences. The Compensation Committee, on the other hand, has expressed an interest in retaining your valued services, and has requested that, in the event of your involuntary termination without cause, you make yourself available to consult, as needed, with your successor. Given the recognized value of your services, and recognizing your expressed concerns, the following modifications to the severance benefits described in your letter of employment, dated February 28, 1992 are offered:

       1. For a period of twelve (12) months following your termination for reasons other than Voluntary Resignation or Cause, you will enter into a post-termination obligation to consult to the Company. As a consultant, you may be called upon to assist your successor in a transitional role, and act as an advisor to your successor or the Board of Directors, as requested. Your duties in this capacity will be satisfied once the twelve (12) month period expires.

       2. For a period of twelve (12) months following your termination for reasons other than Voluntary Resignation or Cause, you will enter into a post-termination obligation not to compete with the Company. Competition means the rendering of professional services with respect to products which are identical and/or similar to products of the Company ("Products"), other than in your capacity as the Company's consultant, to any person or organization that purchased Products or Product services from the Company, or that provided similar Products or Product services in the same geographical area as the Company, during the period of your employment with the Company.

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Mr. Jerry A. Cooper                                                       Page 2
                                                                    July 2, 1996


       3. No severance shall be provided in the event of your termination by Defiance for Other Than Cause. Additionally, in the event of your Termination Due to a Change of Control, your base salary, at the highest rate during the twelve (12) months preceding your termination date, plus the average monthly amount of the bonuses awarded during the three (3) years preceding termination, and benefits shall be provided for a period of two (2) years, and this period shall commence once the post-termination obligation to consult has been satisfied.

       4. As compensation for your services during the post-termination obligation to consult, and the post-termination obligation not to compete, you will receive all current benefits and be paid in monthly installments throughout the twelve (12) months following your termination. The amount of each installment will equal the monthly amount of base compensation at the highest rate during the twelve (12) months preceding your termination date, plus the average monthly amount of the bonuses awarded during the three (3) years preceding termination.

       5. The Company acknowledges and guarantees its obligations to pay to you all consideration incident to your aforementioned post-termination obligations to consult, not to compete, as well as the Change of Control, unless and until those payments are actually received by you from third parties. A precondition of the Company's obligation is the executive's fulfillment of the aforementioned obligations.

       Jerry, I hope that this letter resolves the questions you had regarding your benefits under the Plan and the concerns you raised with regards to your severance package. If you would like to accept the arrangements outlined above, please sign and return the enclosed "acceptance copy" of this letter.

                                                Very truly yours,

                                                /s/ Scott D. Roulston
                                                --------------------------------
                                                Chairman Compensation Committee

ACCEPTED:         /s/ Jerry A. Cooper
                  Jerry A. Cooper

DATE:             July 11, 1996